November 5, 2012

Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington DC, 20549-4720

Dear Ms. DiAngelo:

We are writing in response to your October 3, 2012 telephonic comments regarding the recent accounting examination of the  Forms 24f-2, 40-17G and N-CSR of the Global IPO Plus Aftermarket Fund (the “Fund”), a series of Renaissance Capital Greenwich Funds.

1. Filing of Form 24f-2.  The SEC Staff accountant stated that the Fund’s September 30, 2010 Form 24f-2NT filing was not filed with the SEC.

Response:

● The September 30, 2010 24f-2NT was filed on December 23, 2010 as a test submission in error.  There was no fee required in connection with the filing as the Fund had significant redemption credits.

● The Fund’s September 30, 2010 Form 24f-2NT was filed with the SEC on November 2, 2012.  A more thorough review is currently performed in order to confirm proper submission types.  The 2011 and 2012 24f-2 filings have been submitted successfully.

2. Filing of Fidelity Bond.  The Staff accountant stated that the Fund’s Form 40-17G was filed on December 14, 2011 and December 20, 2011.  Is the second filing an amended one?

Response:

● The second filing on December 20, 2011 was to address formatting issues on the original filing of December 14, 2011.  The documents and information that was contained in the filings were the same.  In the future, a cover letter will be included with the filing to make Staff aware of the reason for any second filing.

3. Form N-CSR. The Staff accountant had several comments on the Fund’s 2011 Annual Report as follows:

(a)

The audit opinion incorrectly referenced the former Fund name (The IPO Plus Aftermarket Fund).

Response:

●

The Fund’s auditors have been made aware of this and the opinion will have the correct Fund name going forward.

(b)

In the Growth of $10,000 investment graph, no description is provided for the Nasdaq OTC Composite Index.

Response:

●

We will provide descriptions of all market benchmarks going forward.

(c)

The Portfolio of Investments legend has ADR but is not denoted anywhere.  Also, shareholder letter mentions foreign holdings.  Should there be currency translation?

Response:

● Jianyuan.com International LTD, Youku.com, Inc. and Tudo Holdings, Ltd. should have been denoted as ADR and as such there was no currency translation gain/loss.  We will appropriately denote ADRs going forward.

(d)

Money market fund holdings should note the specific share/class held.

Response:

● We will disclose the share/class of money market funds, if applicable, going forward.

(e)

The Statement of Assets and Liabilities should reflect any amounts payable for trustee fees separately.

Response:

● We will break out accrued trustee fees, if any, going forward.

(f)

In the Notes to Financial Statements footnote B regarding the investment adviser, is the waiver contractual or voluntary as indicated?

Response:

● The waiver is contractual and will be stated as such going forward.

(g)

In the renewal of advisory agreement, more detail should be provided pertaining to the benchmark and the relative performance of the Fund.  Should not be generic recycled language year after year.

Response:

● We will disclose benchmark and Fund performance pursuant to N-1A section 27d6 going forward.  The Fund will ensure that generic language is not used to describe the Board’s considerations.

(h)

Item 11(a) of N-CSR is missing the statement that the controls were evaluated within 90 days of the date of the filing.

Response:

● We will make reference to the within 90 days of the date of the filing in future filings.  An additional review will be done to make certain the necessary disclosure language is included in future filings.

The Fund acknowledges and understands that:

●

It is responsible for the adequacy and accuracy of the disclosure in the filings.

● Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

● The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

We trust that we have responded to the Staff’s comments thoroughly and to the Staff’s satisfaction. Please let us know if you require further information.

Very truly yours,

/s/ William K. Smith

___________________________________

William K. Smith

President